OSPREY VENTURES, INC.

April 10, 2008

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Osprey Ventures, Inc.
Registration Statement on Form SB-2 Filed on April 10, 2008
File Number 333-148625

We have reviewed your comment letter dated February 06, 2008, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording, as applicable.

General

1.	We have amended the registration statement to conform with Form S-1 under Regulation S-K.

2.	We have updated the disclosure throughout the registration statement to the date of filing and have updated the financial statements to November 30, 2007, the end of Osprey’s second quarter.

3.	Both the auditor’s consent and opinion have been provided as indicated in the list of exhibits.

4.	We have amended the cover page to indicate the names of the persons selling the common stock and briefly described the role each will take such that the fifth paragraph on the inside page reads:

“We will sell the shares in this offering through our directors Messr’s Bruce Jackson and Stephen Jackson. Each will contact family, friends and business associates or other interested parties who may desire to partake in the offering. Each person will be provided a copy of this registration statement. Messrs Jackson will receive no commission from the sale of the shares nor will they register as a broker-dealer.

5.

The concurrent selling shareholder offering will not affect the Company offering. The directors do not intend to assist the selling shareholders until the Company offering has been completed and closed. Therefore, investors will know in advance whether shares are being bought through Osprey’s offering or the selling shareholders. We have added clarification at the end of paragraph six on the inside cover page to reflect this such that it now reads:

“The selling shareholders will be responsible for the sale of their shares and we do not anticipate that Osprey, its officers or directors will be involved with the sale of the shares of the selling shareholders. As a result of the fiduciary duty of the officers and directors due to Osprey, in the event that the selling shareholders request assistance in the sale of their shares that assistance will only be provided once Osprey has completed its offering.”

88 – West 44th Avenue, Vancouver, B.C. V5Y 2V1 Canada
Phone: (604) 738-0540 Fax: (604) 661-0759 e-mail: ospreyventures@gmail.com

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
April 10, 2008

6.

Based on your comment and to ensure compliance, we have established an escrow account with a copy of said agreement attached to the registration statement as an exhibit. As indicated wherever the existence or non-existence of an escrow account is discussed we have added the following disclosure:

“Upon receipt, all funds provided to Osprey as subscriptions will be promptly deposited into an escrow account. All subscriptions will be held in an escrow account maintained by Redekop Law Corporation until such time as the minimum subscription level has been reached. The funds will be held by Mr. Bruce Kidd and will be controlled by Mr. Kidd until such time as the minimum subscription level has been reached. They will then be released to Osprey and used as indicated herein. The escrow agreement and the subscription agreement each state that should we not complete the minimum subscription within 180 days of the effective date of the registration statement, all funds will be returned to the respective subscribers. In the event we are unable to complete the minimum subscription level, all funds will be promptly returned to the subscriber within two days of the decision that the minimum subscription level will not be reached.”

We believe we comply fully with Exchange Act Rule 10b-9 in that all securities are being sold at a specified price, the total amount due to Osprey must be received within 180 days of the effective date of the registration statement, the escrow agreement specifies how and when the monies will be returned to the investors if the minimum subscription is not reached within a specified time and the amount to be received by Osprey must be completed by a certain date.

We have also amended Risk 5 on page 12 under “Risks Associated with this Offering” to reflect the above.

Further, the Company has entered into the escrow agreement, the terms of which will require a full refund of subscriptions if the minimum subscription level is not met within 180 days of the effective date. Therefore, we believe we are conforming to all of the requirements of Exchange Act Rule 10b-9.

7.

Upon receipt of the subscription the funds will be turned over to the escrow account holder (all cheques, drafts and wire payments will be made directly to the escrow account). The funds will have to clear the banking system prior to the subscription being accepted. Only when it is confirmed by the escrow agent that the minimum subscription level has been reached and all funds have cleared the escrow agent’s bank will a decision be made that the minimum subscription has been achieved. The directors will then authorize a resolution declaring such and whatever documents are required under the escrow agreement will be completed to the satisfaction of the escrow agent prior to the funds being provided to Osprey.

The directors will be able to purchase securities in the offering in order to reach the minimum. We had previously included a statement to that effect at the end of the first paragraph of “Offering will be Sold by our Directors” under the Plan of Distribution section.

8.	Mr. Stephen B. Jackson was enlisted to become a director of Osprey because of his past business experience.

With each of the reporting issuers cited, Mr. Stephen Jackson’s role came about at the behest and on behalf of previous management. In each case the business plan stipulated by previous

Mr. H. Roger Schwall	3.
Securities & Exchange Commission
April 10, 2008

management had not been successful and each requested Mr. Jackson’s expertise and contacts to attempt to locate a new direction for the issuer in order to maintain some semblance of share value. Alternate Energy required six months to locate a suitable candidate and complete a merger. GoFish took six weeks and Kreido Biofuels required 10 weeks. It was not a situation where Mr. Jackson’s company failed its business plan; rather it was his efforts that kept the Company alive and furthered its business activities. In the other cases he was paid his normal client fees as appropriate. His success in allowing each company to move to the next stage in its business development is why others have sought him out for reorganization purposes and why he was retained for that purpose.

The following paragraph has been added as paragraph 3 of page 40 as part of Mr. Jackson’s biographical details.

“Mr. Jackson has been an officer and director of the following reporting issuers during the period when each was being reorganized after failing to complete its formative business plan; he was not a principal nor a shareholder of any of the issuers and became a director and officer at the request of previous management in order to effect a reorganization:

Alternate Energy Sources which is quoted on the OTC-BB under the symbol “AESL” – President and CEO and director between January 27, and June 19, 2006. He resigned following the completion of the merger outlined in the June 19, 2006 8-K filing.

GoFish Corporation (formerly Unibio Inc.) quoted on the OTC-BB under the symbol “GOFH” – President, Secretary, Treasurer and Director between September 14 and October 27, 2007. He resigned in favour of a new Board upon the completion of the merger whereby GoFish acquired Unibio.

Kreido Biofuels, Inc. (formerly Gemwood Productions, Inc.) quoted on the OTC-BB under the symbol “KRBF” – President, Secretary, Treasurer and Director between November 02, 2006 and January 12, 2007. He left Gemwood upon the completion of the merger to acquire Kreido.”

Further, we believe that Rule 419 does not apply to Osprey’s offering. We have no intention of entering into a merger or acquisition within the next twelve months and we have a specific business plan to complete our exploration program based on the success of this offering and a specific timetable. There is no uncertainty as once we complete the minimum subscriptions we will have adequate funding to move forward with our business plan. Osprey’s proposed business is not commensurate in scope with the uncertainty ordinarily associated with a blank-check company because we have a specific business plan as recommended by a qualified professional, with a specific timeline and specific costs associated with its conclusion. We have stated in the prospectus that we have no plans for mergers or acquisitions. Further, unlike the previous entities where Mr. Stephen B. Jackson has been an officer and director, in this case he is a founding principal officer and a significant shareholder and intends to implement our business plan as discussed.

We had previously included a risk on page 10 as follows:

“9. Our proposed business may be construed as being commensurate in scope with the uncertainty associated with a blank-check company.

Mr. H. Roger Schwall	4.
Securities & Exchange Commission
April 10, 2008

Osprey is an exploration stage corporation. We have no revenues, contracts or agreements with customers or suppliers and have conducted little business activity other than for the raising of initial seed capital and the filing of this registration statement. We have only $11,972 in total assets. Because we have a specific business plan and a geological report prepared by an independent professional engineer with specific time lines and costs we believe we do not meet the criteria for the application of Rule 419, the blank check company prohibition of the Act.”

We have added the following disclosure to the above noted risk:

“Bruce D. Jackson, our senior officer and a director is currently a director of Envirotech, LLC. Stephen B. Jackson has acted, in an interim capacity, as an officer and director of Alternate Energy Sources Inc., GoFish Corporation (formerly Unibio Inc. and Kreido Biofuels, Inc. (formerly Gemwood Productions, Inc.) during their reorganization and mergers. He was never a principal or shareholder of any of the above. He became involved at the request of previous management who believed they had failed in their formative business plans and the company required reorganization. Neither of the latter two were successful enterprises in their founding business plans. Although we have a specific business plan, investors should be aware that as a exploration phase entity there is a risk that Osprey’s business plan may not be successful in which case you may lose all of your investment.” Further information is provided on page 39 under the heading “Directors, Officers, Promoters and Control Persons”.

Cover Page

9.	An escrow account has been established as indicated in response six.

Risk Factors

10.

Please refer to our response number 8, above. We note that Mr. Stephen Jackson was in no way involved in the implementation phase of Kreido, GoFish or Alternate. He was solely involved in the reorganization process which allowed each of the issuers to maintain a corporate existence despite the failing of the previous management and/or the initial business plans. With the added background information for Mr. Stephen Jackson and the further information added to risk 9 we believe that no additional risk disclosure is required.

Procedures for Subscribing

11.

We have revised the Subscription Agreement to reflect the minimum subscription level such that paragraph 5 on the instruction page has had the last sentence deleted and a paragraph immediately following added stating that:

“We are offering up to a total of 2,000,000 shares of common stock on a best efforts basis; 1,000,000 shares minimum, 2,000,000 shares maximum. The offering price is $0.05 per share. If we fail to sell the minimum number of shares all subscriptions will be promptly refunded in full. Once the minimum subscription level of 1,000,000 shares has been reached, all money received from the offering will immediately be used by us and there will be no refunds. If we fail to sell the minimum number of shares all subscriptions will be promptly refunded in full. The offering will be for a period of 180 days from the effective date. The Company may provide one or more Closings while continuing to offer the Shares that exceed the minimum but are less than the

Mr. H. Roger Schwall	5.
Securities & Exchange Commission
April 10, 2008

maximum portion of the offering. There is no minimum share purchase requirement for individual investors. Osprey’s officers and directors are permitted to purchase shares in the offering in order to reach the minimum offering amount.”

Yours truly,
OSPREY VENTURES, INC.

/s/    “Bruce D. Jackson”

Bruce D. Jackson
President